Exhibit 99.1
IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	IMG IAG 145.6MM 151.6MM Cdn$5.75 - $10.99

FOR IMMEDIATE RELEASE: October 18, 2004	No. 35/04

GOLDFIELDS BOARD REAFFIRMS COMMITMENT TO
IAMGOLD TRANSACTION
__________________________________________________________________________________________________________________________

Toronto, Ontario, October 18, 2004 - Earlier today, in a statement issued to the Johannesburg Stock Exchange the Board of Directors of Gold Fields Limited (JSE, NYSE:GFI) ("Gold Fields") indicated its unanimous rejection of the unsolicited offer from Harmony Gold Mining Company Limited (NYSE: HMY; JSE: HAR) ("Harmony") made earlier today to purchase Gold Fields. The Board of Gold Fields reaffirmed its commitment to the transaction announced on August 11, 2004 wherein Gold Fields agreed to combine its international assets with IAMGOLD Corporation, (TSX:IMG; AMEX:IAG) ("IAMGOLD") to create the new two million ounce North American listed gold producer. A quote from the statement by Gold Fields read:

"Harmony has stated that its proposal will be subject to Gold Fields not proceeding with the proposed merger of its international assets with IAMGOLD Corporation Inc. The Board of Gold Fields continues to firmly believe that the IAMGOLD transaction is in the best interests of shareholders as it provides an international platform for aggressive growth with full access to international debt and capital markets. It unlocks the intrinsic value of Gold Fields’ international assets and places control of a global growth vehicle firmly in South African hands. The see through value of Gold Fields’ International assets has increased by more than USD 0.5bn from announcement of the IAMGOLD transaction till Friday 15th October close."

Joe Conway, President and CEO of IAMGOLD commented on the Gold Fields board’s rejection of the Harmony offer and its support of the transaction with IAMGOLD, stating: "It comes as no surprise that the Gold Fields board has rejected the Harmony offer. It seems desperate that Harmony would attempt this transaction in the face of the overwhelming support of the IAMGOLD - Gold Fields transaction. Furthermore, that the Harmony transaction is no better than neutral to Harmony’s own shareholders only in the unlikely event that Harmony is successful in extracting an additional 15% operating efficiencies from Gold Fields’ assets leaves little upside for Gold Fields or Harmony’s own shareholders in terms of value. We understand Gold Fields’ board also has concerns as to some of the regulatory risks of the Harmony offer with respect to how it has been structured and the concentration such a pro-forma company might have among the South African gold mining industry.

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Conference Call and Webcast

Gold Fields Limited will be hosting two conference calls responding to Harmony’s previously announced takeover of Gold Fields Ltd. One call will take place during Johannesburg’s morning, and the second will occur during Johannesburg’s afternoon to allow North American’s to participate. Both calls will be webcast, and the links will be posted on Gold Fields and IAMGOLD’s websites at: www.goldfields.co.za and www.iamgold.com.

First Conference Call:
10:00 a.m. Johannesburg time
4:00 a.m. North America (Eastern time)
PASSCODE: 35085977

Second Conference Call:
4:00 p.m. Johannesburg time
10:00 a.m., For North America (Eastern time)
PASSCODE: 91851708

Both conference calls will utilize the same toll-free dial-in phone numbers, but they will have different passcodes, referenced above:

ACTUAL CONFERENCE CALL

South Africa, toll-free: 0 800-996-636
United Kingdom, toll-free: 00 800-2800-2002
France, toll-free: 0 800-907-369
Germany, toll-free: 0 800-181-3857
Italy, toll-free: 800-784-533
Switzerland, toll-free: 0 800-564-442
North America, toll-free: 888- 482-0024

International Toll call to be used anywhere in the world: 617-801-9702

SIMULTANEOUS AUDIO WEBCAST

Available at Gold Fields website, www.goldfields.co.za with a link from IAMGOLD’s website: www.iamgold.com.

DIGITAL REPLAY AVAILABLE ONE-HOUR AFTER CALL

First Call: Worldwide: 617-801-6888, Passcode: 22691010 Toll-free North America: 888-286-8010, Passcode: 22691010 (Available for 7 days, through October 26)

IAMGOLD Corporation

IAMGOLD is a leading gold mining exploration and development company. Its principal assets, located in West Africa, include a 38 percent stake in the Sadiola Gold Mine, a 40 percent stake in the Yatela Gold Mine, both located in Mali, West Africa and an 18.9 percent stake in the Tarkwa and Damang mine complex in Ghana, West Africa. The combined annual expected gold production from these properties for 2004 is expected to be approximately 420,000 ounces. IAMGOLD also has a diverse royalty portfolio, which includes a one percent royalty interest in the Diavik Diamond Project in Canada. IAMGOLD is listed on both the Toronto Stock Exchange and the American Stock Exchange.

Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of IAMGOLD to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled "Risk Factors" in the Form 40-F for each company as on file with the Securities and Exchange Commission in Washington, D.C. Although IAMGOLD has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact:

Joe Conway	or	Tom Atkins
President and CEO		Vice-President, Investor Relations
Tel: (416) 360 4710	Fax: (416) 360 4750	Toll-free: 1 888 IMG 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD’s website at www.iamgold.com and through Canada Newswire’s website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov. If you wish to be placed on IAMGOLD’s e-mail press release list please contact us at info@iamgold.com.